SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 1

AMBEV REPORTS 2011 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, March 8, 2012 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2011 fourth quarter (Q4 2011) and full year results. The following financial and operating information, unless otherwise indicated, is presented in nominal Reais  and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our financial information for the twelve months period ended December 31, 2011 filed with the CVM and submitted to the SEC.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: In the fourth quarter, Net sales increased 11.6% driven mainly by price increases partially offset by higher taxes, Net Revenue/hl grew 10.6%, and our organic volumes increased 0.9% across regions.  This performance enabled us to end 2011 with Net sales increasing 9.9%, Net Revenue/hl growing 9.0% while volumes grew 0.8% compared to FY 2010.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 4.4% in the quarter mainly due to raw materials and packaging costs, which were partially offset in the quarter by gains in currency hedges and an easier comparison with 4Q10 that was impacted by imported cans. SG&A (excl. depreciation & amortization) increased by 7.2% in Q4 2011 mainly as a result of general inflation and  logistics costs, partially offset by phasing of commercial expenses in some of our operations.  For the year both COGS/hl and SG&A (excl. depreciation & amortization) grew below inflation at 6.6% yoy impacted also by our cost saving initiatives.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$ 4,506.1 million in Q4 2011, an organic growth of 21.4%, while margin continued to further expand (+440bps) reaching 53.8% in the period.  Our full year Normalized EBITDA was R$ 13,141.1 million (+14.8% yoy), with a margin expansion of 210 bps giving us a record 48.4% EBITDA margin.  Cash generated from operations in Q4 was R$ 5,791.9 million (+44.3% as compared to 4Q10) and R$ 13,785.8 million for the year (+19.3% vs FY 2010).  Our Normalized Profit was R$ 3,046.0 million (+14.8%) in the quarter, while our Normalized Earnings per share (EPS) increased 14.3%.  Our full year Normalized Profit reached R$ 8,617.9 million, with Normalized EPS growing 11.2%.

CAPEX: In the fourth quarter we completed our plan for the year by investing R$ 726.1 million, bringing the total for the year to R$ 3,200.2 million, most of which was aimed at improving our production capacity in Brazil.

Pay-out and Financial discipline: We paid R$ 5.4 billion in dividends and Interest on Own Capital in 2011. We have also announced a dividend and Interest on Own Capital of R$ 2.5 billion to be paid starting on April 10, 2012.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	4Q10	4Q11	Reported	Organic	YTD 10	YTD 11	Reported	Organic
Total volumes	48,038.7	48,145.5	0.2%	0.9%	165,142.5	165,043.9	-0.1%	0.8%
Beer	34,426.6	34,553.6	0.4%	1.3%	119,158.6	118,729.8	-0.4%	0.7%
CSD and NANC	13,612.1	13,591.9	-0.1%	-0.1%	45,984.0	46,314.2	0.7%	0.9%

Net sales	7,455.3	8,378.4	12.4%	11.6%	25,233.3	27,126.7	7.5%	9.9%
Gross profit	5,002.9	5,841.1	16.8%	14.6%	16,784.3	18,333.4	9.2%	11.2%
Gross margin	67.1%	69.7%	260 bps	180 bps	66.5%	67.6%	110 bps	80 bps
EBITDA	3,755.1	4,492.7	19.6%	23.3%	11,590.1	13,164.2	13.6%	16.2%
EBITDA margin	50.4%	53.6%	330 bps	510 bps	45.9%	48.5%	260 bps	260 bps
Normalized EBITDA	3,822.0	4,506.1	17.9%	21.4%	11,707.0	13,141.1	12.2%	14.8%
Normalized EBITDA margin	51.3%	53.8%	250 bps	440 bps	46.4%	48.4%	200 bps	210 bps
Profit - Ambev holders	2,585.8	3,032.5	17.3%		7,561.4	8,641.0	14.3%
Normalized profit - Ambev holders	2,652.3	3,046.0	14.8%		7,712.2	8,617.9	11.7%
No. of share outstanding (millions)	3,103.2	3,117.2			3,103.2	3,117.2
EPS (R$/shares)	0.83	0.97	16.7%		2.44	2.77	13.8%
Normalized EPS	0.85	0.98	14.3%		2.49	2.76	11.2%

 Note: Earnings per share calculation are based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2010 (Q4 2010) or full year (FY 2010), as the case may be. Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 2

SUMMARY

During the fourth quarter 2011 our normalized consolidated EBITDA totaled R$ 4,506.1 million, a 21.4% organic growth, with our consolidated volumes increasing by 0.9% as a result of positive volume growth in most of the regions where we operate.  Our full year normalized EBITDA reached R$ 13,141.1 million, a 14.8% growth, with volumes increasing by 0.8% organically.

In Brazil, our beer volume increased 0.9% in the quarter mainly impacted by industry growth partially offset by a 70bps market share loss following our price increases.  Our market share in 2011 reached 69.0%, which represents our second best market share in the last ten years.  Innovation volume grew mainly with Skol 360 and Antarctica Sub-Zero, while we also saw accelerated growth in premium with Bud and Stella.  Our CSD volume decreased by 0.7% driven by industry contraction despite our 20 bps market share gains in the quarter versus the same period last year.  Our Normalized EBITDA in Brazil increased by 23.3% in the quarter, with margins expanding 650 bps, and by 15.4% on a full year basis, with 310 bps margin expansion.

“Overall, following two years of strong volume growth, 2011 was a year in which we delivered double digit EBITDA growth for the year despite a much softer industry.  We also delivered a significant margin expansion due to the successful implementation of our pricing strategy combined with better cost management across our operations, with COGS per hectoliter and SG&A increasing below inflation.  We continued to invest behind our brands and innovation, reaching all-time high market share in our Brazil CSD operations, a step change in international premium with Stella Artois growing 215% and Budweiser launched in August 2011, and all-time high brand health indicators for our main Brazilian beer brands”, says João Castro Neves, CEO for Ambev.

HILA-ex reported a volume growth of 3.5% and a positive EBITDA of R$ 12.0 million in the quarter.  João Castro Neves comments: “Our fourth quarter results reflect our continued focus on consistently improving our HILA-ex operations, with another quarter of market share gains”.

Latin America South contributed with Normalized EBITDA of R$ 786.2 million in the period, posting solid organic EBITDA growth in both beer and soft drinks in spite of cost pressures.  “LAS reached a 28.6% EBITDA growth in the fourth quarter driven by a good performance of our mainstream and premium brands and our pricing strategy in spite of cost pressures.  The overall beer market has recovered while we were able to grow our market share in the region”, says Francisco Sá, CEO for Latin America South.

In Canada, Labatt delivered Normalized EBITDA of R$ 377.4 million in the quarter, registering an organic decrease of 4.6% driven mainly by the phasing of Sales & Marketing spend, as anticipated.  “Our Labatt results for the quarter were marked by strong price discipline and relatively stable market share in a positive industry scenario.  We continue to invest heavily behind our brands as we transition into 2012”, says Bary Benun, Labatt’s President.

Cash generated from our operations in the fourth quarter totaled R$ 5,791.9 million (full year was R$ 13,785.8 million, an increase of 19.3% as compared to 2010).  “The strong cash generation delivered in the year resulted not only from our operational performance, but also from an evermore disciplined management of our working capital.  This allowed us to increase our dividend and Interest on Own Capital payments to R$ 5.4 billion in 2011 while continuing to invest in capex (R$ 3.2 billion in 2011) to support our operations in the short term and be better prepared for the future”, says Nelson Jamel, Ambev’s CFO.

“I’m very proud of our 2011 performance: our team read early on that it would be a challenging year and reacted quickly by adapting our plans and executing them with great discipline, and showed their capability of growing the business in a profitable way not only when there is significant volume growth, as was the case in 2009 and 2010 in Brazil, but also when this turned out not be the case, as we saw in 2011.  I truly believe that this was decisive in delivering solid results overall and achieving an all time high EBITDA margin”, says João Castro Neves.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 3

OUTLOOK 2012

Our outlook for 2012 remains positive given an improved industry perspective in Brazil driven mainly by the increase in disposable income, which should lead to volumes ramping up as the year progresses.  In 1Q12 we expect low to mid-single digit volume growth.  Our commercial strategy will remain focused on connecting with consumers through our strong portfolio of brands and innovation in liquids, packaging and route-to-market.  Moreover, we will continue to pursue the growth opportunities we see in the North and Northeast and invest in our premium portfolio.

Net revenues per hl should grow in line with inflation for the year.  However, due to a tough comparison with 1Q11, which delivered the greatest growth last year, net revenue per hl increase in the first quarter should be lower than the expected full year average and is not indicative of the performance for the remainder of the year.

COGS per hl is expected to grow below inflation in Brazil, benefitting from an FX hedge rate for 2012 of 1.66 BRL/USD compared to the 1.72 BRL/USD effective rate in 2011.  In addition, we expect that increases in commodity prices should be mitigated through the combination of our hedging policy and productivity initiatives, while logistic expenses should further benefit from our capacity investments and improved footprint.

Besides, we plan on investing up to R$ 2.5 billion in capex for the year in Brazil depending on the levels of federal excise taxes. This would represent a third year of substantial investments in order to have a more balanced supply chain footprint within the different regions of the country, to support our strategy of leveraging industry growth through innovation and to be prepared for the 2014 World Cup.

Finally, better than expected cash generation in the fourth quarter led us to a net cash position in last December of R$ 4,167.3 million, which should ease in the course of 2012 towards the levels we saw between end of 2010 and September 2011 as we continue to move forward with our investment plans and to return cash to shareholders (such as the R$ 2.5 billion pay-out just announced in February), while still holding an adequate liquidity level to cope with the volatile and uncertain financial market conditions.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 4

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Net revenue	7,455.3	(24.1)	88.3	858.9	8,378.4	12.4%	11.6%
Cost of goods sold (COGS)	(2,452.4)	76.3	(31.6)	(129.6)	(2,537.4)	3.5%	5.3%
Gross profit	5,002.9	52.2	56.7	729.3	5,841.1	16.8%	14.6%
Selling, general and administrative (SG&A)	(1,931.1)	40.7	(33.9)	(128.0)	(2,052.2)	6.3%	6.7%
Other operating income	253.2	(126.0)	0.2	193.1	320.5	26.6%	151.8%
Normalized operating income (normalized EBIT)	3,325.0	(33.0)	23.0	794.4	4,109.4	23.6%	24.8%
Special items above EBIT	(66.5)	-	(0.3)	53.3	(13.5)	-79.7%	-80.1%
Net finance results	(75.4)				(91.0)	20.6%
Share of results of associates	0.2				0.3	59.9%
Income tax expense	(570.5)				(941.0)	65.0%
Profit	2,612.8				3,064.2	17.3%
Attributable to Ambev holders	2,585.8				3,032.5	17.3%
Attributable to non-controlling interests	27.0				31.7	17.5%
Normalized profit	2,679.3				3,077.7	14.9%
Attributable to Ambev holders	2,652.3				3,046.0	14.8%

Normalized EBITDA	3,822.0	(136.6)	32.3	788.4	4,506.1	17.9%	21.4%

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Net revenue	25,233.3	(195.0)	(393.2)	2,481.6	27,126.7	7.5%	9.9%
Cost of goods sold (COGS)	(8,449.0)	110.1	163.2	(617.5)	(8,793.3)	4.1%	7.4%
Gross profit	16,784.3	(84.8)	(230.0)	1,864.0	18,333.4	9.2%	11.2%
Selling, general and administrative (SG&A)	(7,235.5)	94.8	105.4	(396.3)	(7,431.5)	2.7%	5.5%
Other operating income	624.9	(128.0)	4.1	283.4	784.5	25.5%	57.0%
Normalized operating income (normalized EBIT)	10,173.7	(118.0)	(120.5)	1,751.1	11,686.3	14.9%	17.4%
Special items above EBIT	(150.8)	-	0.9	173.1	23.1	-115.3%	-114.7%
Net finance results	(319.4)				(468.1)	46.6%
Share of results of associates	0.2				0.5	160.3%
Income tax expense	(2,084.5)				(2,522.0)	21.0%
Profit	7,619.2				8,719.8	14.4%
Attributable to Ambev holders	7,561.4				8,641.0	14.3%
Attributable to non-controlling interests	57.8				78.8	36.2%
Normalized profit	7,770.1				8,696.7	11.9%
Attributable to Ambev holders	7,712.2				8,617.9	11.7%

Normalized EBITDA	11,707.0	(136.9)	(145.3)	1,716.3	13,141.1	12.2%	14.8%

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 5

Ambev – Consolidated results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 6

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q4 2011 and full year 2011.

Ambev delivered normalized EBITDA of R$ 4,506.1 million in the quarter with margin expansion of 440 bps. Our full year normalized EBITDA totaled R$ 13,141.1 million representing a growth of 14.8% and a margin expansion of 210 bps.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	48,038.7	(310.3)	-	417.0	48,145.5	0.2%	0.9%
Net revenue	7,455.3	(24.1)	88.3	858.9	8,378.4	12.4%	11.6%
Net revenue/hl	155.2	0.5	1.8	16.5	174.0	12.1%	10.6%
COGS	(2,452.4)	76.3	(31.6)	(129.6)	(2,537.4)	3.5%	5.3%
COGS/hl	(51.1)	1.3	(0.7)	(2.3)	(52.7)	3.2%	4.4%
Gross profit	5,002.9	52.2	56.7	729.3	5,841.1	16.8%	14.6%
Gross margin	67.1%				69.7%	260 bps	180 bps
SG&A excl. deprec.&amort.	(1,743.7)	(1.0)	(30.9)	(124.8)	(1,900.4)	9.0%	7.2%
SG&A deprec.&amort.	(187.4)	41.7	(3.0)	(3.1)	(151.8)	-19.0%	1.8%
SG&A total	(1,931.1)	40.7	(33.9)	(128.0)	(2,052.2)	6.3%	6.7%
Other operating income	253.2	(126.0)	0.2	193.1	320.5	26.6%	151.8%
Normalized EBIT	3,325.0	(33.0)	23.0	794.4	4,109.4	23.6%	24.8%
Normalized EBIT margin	44.6%				49.0%	440 bps	510 bps
Normalized EBITDA	3,822.0	(136.6)	32.3	788.4	4,506.1	17.9%	21.4%
Normalized EBITDA margin	51.3%				53.8%	250 bps	440 bps

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	165,142.5	(1,398.3)	-	1,299.7	165,043.9	-0.1%	0.8%
Net revenue	25,233.3	(195.0)	(393.2)	2,481.6	27,126.7	7.5%	9.9%
Net revenue/hl	152.8	0.1	(2.4)	13.8	164.4	7.6%	9.0%
COGS	(8,449.0)	110.1	163.2	(617.5)	(8,793.3)	4.1%	7.4%
COGS/hl	(51.2)	0.2	1.0	(3.3)	(53.3)	4.1%	6.6%
Gross profit	16,784.3	(84.8)	(230.0)	1,864.0	18,333.4	9.2%	11.2%
Gross margin	66.5%				67.6%	110 bps	80 bps
SG&A excl. deprec.&amort.	(6,606.6)	69.1	95.9	(432.1)	(6,873.8)	4.0%	6.6%
SG&A deprec.&amort.	(628.8)	25.7	9.5	35.9	(557.7)	-11.3%	-5.9%
SG&A total	(7,235.5)	94.8	105.4	(396.3)	(7,431.5)	2.7%	5.5%
Other operating income	624.9	(128.0)	4.1	283.4	784.5	25.5%	57.0%
Normalized EBIT	10,173.7	(118.0)	(120.5)	1,751.1	11,686.3	14.9%	17.4%
Normalized EBIT margin	40.3%				43.1%	280 bps	270 bps
Normalized EBITDA	11,707.0	(136.9)	(145.3)	1,716.3	13,141.1	12.2%	14.8%
Normalized EBITDA margin	46.4%				48.4%	200 bps	210 bps

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 7

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the HILA-ex countries.

LAN delivered normalized EBITDA of R$ 3,342.5 million in the quarter representing an organic growth of 23.3% with margin growth of 620 bps. Our full year normalized EBITDA totaled R$ 9,626.4 million, a 15.4% growth versus 2010, with margin expansion of 290 bps.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	34,919.8	-	-	210.5	35,130.3	0.6%	0.6%
Net revenue	5,400.7	1.5	9.4	522.0	5,933.6	9.9%	9.7%
Net revenue/hl	154.7	0.0	0.3	13.9	168.9	9.2%	9.0%
COGS	(1,756.0)	60.9	(6.2)	(7.0)	(1,708.3)	-2.7%	0.4%
COGS/hl	(50.3)	1.7	(0.2)	0.1	(48.6)	-3.3%	-0.2%
Gross profit	3,644.7	62.4	3.1	515.0	4,225.3	15.9%	14.2%
Gross margin	67.5%				71.2%	370 bps	280 bps
SG&A excl. deprec.&amort.	(1,280.4)	(1.0)	(6.1)	(58.2)	(1,345.7)	5.1%	4.5%
SG&A deprec.&amort.	(165.2)	41.7	(0.8)	6.3	(118.0)	-28.6%	-4.3%
SG&A total	(1,445.6)	40.7	(6.9)	(51.9)	(1,463.7)	1.3%	3.6%
Other operating income	257.1	(126.0)	0.0	177.1	308.3	19.9%	135.0%
Normalized EBIT	2,456.2	(22.8)	(3.7)	640.2	3,069.9	25.0%	27.4%
Normalized EBIT margin	45.5%				51.7%	630 bps	700 bps
Normalized EBITDA	2,838.8	(126.4)	(1.1)	631.1	3,342.5	17.7%	23.3%
Normalized EBITDA margin	52.6%				56.3%	380 bps	620 bps

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	120,056.6	(516.2)	-	799.6	120,339.9	0.2%	0.7%
Net revenue	17,710.5	(102.1)	(28.8)	1,552.8	19,132.4	8.0%	8.8%
Net revenue/hl	147.5	(0.2)	(0.2)	11.9	159.0	7.8%	8.1%
COGS	(5,793.9)	59.6	18.6	(290.5)	(6,006.2)	3.7%	5.1%
COGS/hl	(48.3)	0.3	0.2	(2.1)	(49.9)	3.4%	4.4%
Gross profit	11,916.6	(42.5)	(10.2)	1,262.3	13,126.2	10.2%	10.6%
Gross margin	67.3%				68.6%	130 bps	110 bps
SG&A excl. deprec.&amort.	(4,675.0)	66.6	14.2	(244.1)	(4,838.3)	3.5%	5.3%
SG&A deprec.&amort.	(508.2)	25.7	2.2	41.8	(438.5)	-13.7%	-8.7%
SG&A total	(5,183.2)	92.3	16.4	(202.3)	(5,276.8)	1.8%	4.0%
Other operating income	637.3	(128.0)	0.3	263.5	773.1	21.3%	51.7%
Normalized EBIT	7,370.7	(78.2)	6.5	1,323.6	8,622.6	17.0%	18.2%
Normalized EBIT margin	41.6%				45.1%	350 bps	360 bps
Normalized EBITDA	8,435.0	(97.1)	3.0	1,285.5	9,626.4	14.1%	15.4%
Normalized EBITDA margin	47.6%				50.3%	270 bps	290 bps

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 8

Ambev Brazil

Our Brazil business unit delivered normalized EBITDA of R$ 3,330.5 million in the quarter, representing an organic growth of 23.3% and a margin expansion of 650 bps to 57.7%. For the full year, our normalized EBITDA totaled R$ 9,650.9 million, a 15.4% growth versus 2010.

Our performance in Brazil in the quarter showed margin expansion in both Beer and Soft Drinks businesses, with revenue growth coming from volume growth in the Beer business and from price increases.

COGS per hl decrease was primarily due to currency gains and an easier comparison with 4Q10 that was impacted by the higher cost of imported cans, benefit that was partially offset by higher raw material and packaging costs.

SG&A, excluding depreciation and amortization, was impacted mainly by higher logistics costs (although at a lower rate because of the capacity investments in the North and Northeast of the country) and general inflation, which were partially offset by phasing of commercial expenses.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	33,298.8	-	-	154.4	33,453.2	0.5%	0.5%
Net revenue	5,275.0	-	-	498.5	5,773.5	9.5%	9.5%
Net revenue/hl	158.4	-	-	14.2	172.6	8.9%	8.9%
COGS	(1,673.7)	61.9	-	(2.5)	(1,614.3)	-3.5%	0.2%
COGS/hl	(50.3)	1.9	-	0.1	(48.3)	-4.0%	-0.3%
Gross profit	3,601.3	61.9	-	496.0	4,159.2	15.5%	13.8%
Gross margin	68.3%	-	0.0%	0.0%	72.0%	380 bps	270 bps
SG&A excl. deprec.&amort.	(1,242.3)	-	-	(44.3)	(1,286.7)	3.6%	3.6%
SG&A deprec.&amort.	(157.9)	41.8	-	10.5	(105.5)	-33.1%	-7.6%
SG&A total	(1,400.2)	41.8	-	(33.8)	(1,392.2)	-0.6%	2.4%
Other operating income	256.3	(126.0)	-	179.1	309.4	20.7%	137.5%
Normalized EBIT	2,457.4	(22.2)	-	641.3	3,076.4	25.2%	27.4%
Normalized EBIT margin	46.6%	-	0.0%	0.0%	53.3%	670 bps	730 bps
Normalized EBITDA	2,826.8	(126.0)	-	629.6	3,330.5	17.8%	23.3%
Normalized EBITDA margin	53.6%	-	0.0%	0.0%	57.7%	410 bps	650 bps

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	113,725.6	-	-	234.9	113,960.5	0.2%	0.2%
Net revenue	17,146.5	-	-	1,470.4	18,616.9	8.6%	8.6%
Net revenue/hl	150.8	-	-	12.6	163.4	8.4%	8.4%
COGS	(5,420.9)	(9.0)	-	(250.2)	(5,680.2)	4.8%	4.6%
COGS/hl	(47.7)	(0.1)	-	(2.1)	(49.8)	4.6%	4.4%
Gross profit	11,725.6	(9.0)	-	1,220.2	12,936.8	10.3%	10.4%
Gross margin	68.4%	-	0.0%	0.0%	69.5%	110 bps	120 bps
SG&A excl. deprec.&amort.	(4,397.7)	-	-	(207.9)	(4,605.7)	4.7%	4.7%
SG&A deprec.&amort.	(468.2)	18.8	-	49.0	(400.4)	-14.5%	-10.9%
SG&A total	(4,865.9)	18.8	-	(158.9)	(5,006.1)	2.9%	3.3%
Other operating income	634.2	(126.0)	-	268.1	776.4	22.4%	52.8%
Normalized EBIT	7,493.9	(116.2)	-	1,329.4	8,707.1	16.2%	18.0%
Normalized EBIT margin	43.7%	-	0.0%	0.0%	46.8%	310 bps	370 bps
Normalized EBITDA	8,490.6	(126.0)	-	1,286.2	9,650.9	13.7%	15.4%
Normalized EBITDA margin	49.5%	-	0.0%	0.0%	51.8%	230 bps	310 bps

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 9

Beer Brazil

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	24,562.0	-	-	214.6	24,776.6	0.9%	0.9%
Net revenue	4,410.6	-	-	470.8	4,881.3	10.7%	10.7%
Net revenue/hl	179.6	-	-	17.4	197.0	9.7%	9.7%
COGS	(1,315.9)	48.7	-	10.7	(1,256.5)	-4.5%	-0.8%
COGS/hl	(53.6)	2.0	-	0.9	(50.7)	-5.3%	-1.6%
Gross profit	3,094.7	48.7	-	481.5	3,624.8	17.1%	15.6%
Gross margin	70.2%	-	0.0%	0.0%	74.3%	410 bps	310 bps
SG&A excl. deprec.&amort.	(1,112.3)	-	-	(41.6)	(1,153.9)	3.7%	3.7%
SG&A deprec.&amort.	(122.2)	31.2	-	10.9	(80.1)	-34.5%	-10.1%
SG&A total	(1,234.5)	31.2	-	(30.7)	(1,234.0)	0.0%	2.5%
Other operating income	200.2	(116.8)	-	158.8	242.3	21.0%	190.2%
Normalized EBIT	2,060.4	(36.9)	-	609.5	2,633.1	27.8%	31.3%
Normalized EBIT margin	46.7%	-	0.0%	0.0%	53.9%	720 bps	820 bps
Normalized EBITDA	2,343.0	(116.8)	-	606.6	2,832.9	20.9%	27.2%
Normalized EBITDA margin	53.1%	-	0.0%	0.0%	58.0%	490 bps	760 bps

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	84,475.6	-	-	122.1	84,597.8	0.1%	0.1%
Net revenue	14,279.3	-	-	1,388.2	15,667.5	9.7%	9.7%
Net revenue/hl	169.0	-	-	16.2	185.2	9.6%	9.6%
COGS	(4,167.3)	(7.1)	-	(222.6)	(4,396.9)	5.5%	5.3%
COGS/hl	(49.3)	(0.1)	-	(2.6)	(52.0)	5.4%	5.2%
Gross profit	10,112.0	(7.1)	-	1,165.7	11,270.6	11.5%	11.5%
Gross margin	70.8%	-	0.0%	0.0%	71.9%	110 bps	120 bps
SG&A excl. deprec.&amort.	(3,898.9)	-	-	(193.1)	(4,092.0)	5.0%	5.0%
SG&A deprec.&amort.	(359.3)	13.9	-	43.4	(302.0)	-16.0%	-12.6%
SG&A total	(4,258.2)	13.9	-	(149.7)	(4,393.9)	3.2%	3.5%
Other operating income	501.9	(116.8)	-	222.4	607.5	21.0%	57.7%
Normalized EBIT	6,355.7	(109.9)	-	1,238.4	7,484.2	17.8%	19.8%
Normalized EBIT margin	44.5%	-	0.0%	0.0%	47.8%	330 bps	400 bps
Normalized EBITDA	7,120.1	(116.8)	-	1,213.1	8,216.5	15.4%	17.3%
Normalized EBITDA margin	49.9%	-	0.0%	0.0%	52.4%	260 bps	340 bps

Our beer volumes in Brazil posted organic volume expansion of 0.9% during the quarter mainly driven by industry growth partially offset by a 70 bps market share loss in 4Q11 following our price increases.

Net Revenue/hl increased 9.7% in Q4 2011 mainly due to our price increases and a higher direct distribution weight, which were partially offset by higher taxes.

COGS/hl decreased by 1.6% in the quarter due to currency gains and an easier comparison with 4Q10 that was impacted by imported cans, partially offset by higher raw materials and packaging costs.

SG&A, excluding depreciation and amortization, increased by 3.7% in the period due to higher logistics costs (although at a lower rate because of the capacity investments in the North and Northeast of the country) and general inflation, partially offset by phasing of commercial expenses.

Beer Brazil normalized EBITDA increased by 27.2% reaching R$ 2,832.9 million in the quarter.  Our full year EBITDA totaled R$ 8,216.5 million, a 17.3% growth versus 2010, with 340 bps margin expansion.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 10

CSD & NANC Brazil

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	8,736.8	-	-	(60.2)	8,676.6	-0.7%	-0.7%
Net revenue	864.4	-	-	27.7	892.2	3.2%	3.2%
Net revenue/hl	98.9	-	-	3.9	102.8	3.9%	3.9%
COGS	(357.9)	13.3	-	(13.3)	(357.8)	0.0%	3.7%
COGS/hl	(41.0)	1.5	-	(1.8)	(41.2)	0.7%	4.4%
Gross profit	506.6	13.3	-	14.5	534.4	5.5%	2.9%
Gross margin	58.6%	-	0.0%	0.0%	59.9%	130 bps	-20 bps
SG&A excl. deprec.&amort.	(130.1)	-	-	(2.7)	(132.8)	2.1%	2.1%
SG&A deprec.&amort.	(35.6)	10.6	-	(0.4)	(25.4)	-28.6%	1.2%
SG&A total	(165.7)	10.6	-	(3.1)	(158.2)	-4.5%	1.9%
Other operating income	56.1	(9.2)	-	20.3	67.2	19.8%	43.4%
Normalized EBIT	397.0	14.6	-	31.7	443.3	11.7%	8.1%
Normalized EBIT margin	45.9%	-	0.0%	0.0%	49.7%	380 bps	220 bps
Normalized EBITDA	483.8	(9.2)	-	23.1	497.6	2.9%	4.9%
Normalized EBITDA margin	56.0%	-	0.0%	0.0%	55.8%	-20 bps	90 bps

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	29,250.0	-	-	112.7	29,362.7	0.4%	0.4%
Net revenue	2,867.3	-	-	82.2	2,949.4	2.9%	2.9%
Net revenue/hl	98.0	-	-	2.4	100.4	2.5%	2.5%
COGS	(1,253.7)	(1.9)	-	(27.7)	(1,283.2)	2.4%	2.2%
COGS/hl	(42.9)	(0.1)	-	(0.8)	(43.7)	2.0%	1.8%
Gross profit	1,613.6	(1.9)	-	54.5	1,666.2	3.3%	3.4%
Gross margin	56.3%	-	0.0%	0.0%	56.5%	20 bps	30 bps
SG&A excl. deprec.&amort.	(498.8)	-	-	(14.9)	(513.7)	3.0%	3.0%
SG&A deprec.&amort.	(108.9)	4.8	-	5.6	(98.5)	-9.6%	-5.4%
SG&A total	(607.7)	4.8	-	(9.2)	(612.1)	0.7%	1.5%
Other operating income	132.3	(9.2)	-	45.8	168.8	27.6%	37.2%
Normalized EBIT	1,138.2	(6.3)	-	91.0	1,222.9	7.4%	8.0%
Normalized EBIT margin	39.7%	-	0.0%	0.0%	41.5%	180 bps	200 bps
Normalized EBITDA	1,370.6	(9.2)	-	73.1	1,434.4	4.7%	5.4%
Normalized EBITDA margin	47.8%	-	0.0%	0.0%	48.6%	80 bps	120 bps

Our CSD & Nanc Brazil volume decreased 0.7% in Q4 2011 as a result of industry contraction, that was partially offset by our 20 bps market share gains in the quarter.

Net Revenues/hl increased 3.9% organically in the period driven by price increases, partially offset by tax increases.

COGS/hl increased by 4.4% due to higher sugar and packaging costs (mainly PET resin), partially offset by currency gains.

SG&A, excluding depreciation and amortization, increased 2.1%, mainly as a result of higher logistic costs and general inflation, partially offset by phasing of commercial expenses.

CSD & Nanc Brazil normalized EBITDA increased by 4.9% and reached R$ 497.6 million in the quarter. Our full year EBITDA totaled R$ 1,434.4 million, a 5.4% growth versus 2010, with 120 bps margin expansion.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 11

HILA-ex Consolidated

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume total ('000 hl)	1,621.0	-	-	56.1	1,677.0	3.5%	3.5%
Beer volume ('000 hl)	596.0	-	-	82.0	678.0	13.8%	13.8%
CSD volume ('000 hl)	1,025.0	-	-	(25.9)	999.0	-2.5%	-2.5%
Net revenue	125.7	1.5	9.4	23.5	160.1	27.4%	18.5%
Net revenue/hl	77.5	1.0	5.6	11.4	95.5	23.1%	14.5%
COGS	(82.3)	(1.0)	(6.2)	(4.5)	(94.0)	14.2%	5.3%
COGS/hl	(50.8)	(0.6)	(3.7)	(0.9)	(56.0)	10.4%	1.8%
Gross profit	43.4	0.5	3.1	19.1	66.1	52.4%	43.5%
Gross margin	34.5%	-	0.0%	0.0%	41.3%	680 bps	730 bps
SG&A excl. deprec.&amort.	(38.1)	(1.0)	(6.1)	(13.9)	(59.0)	55.0%	35.5%
SG&A deprec.&amort.	(7.4)	(0.1)	(0.8)	(4.3)	(12.5)	69.7%	57.1%
SG&A total	(45.4)	(1.1)	(6.9)	(18.1)	(71.5)	57.4%	38.9%
Other operating income/expenses	0.8	0.0	0.0	(2.0)	(1.1)	nm	nm
Normalized EBIT	(1.2)	(0.6)	(3.7)	(1.1)	(6.5)	nm	-59.8%
Normalized EBIT margin	-1.0%	-	0.0%	0.0%	-4.1%	-310 bps	-50 bps
Normalized EBITDA	12.0	(0.4)	(1.1)	1.5	12.0	0.1%	12.9%
Normalized EBITDA margin	9.6%	-	0.0%	0.0%	7.5%	-210 bps	-40 bps

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume total ('000 hl)	6,331.0	(516.2)	-	564.7	6,379.4	0.8%	9.7%
Beer volume ('000 hl)	2,484.5	(421.9)	-	324.9	2,387.5	-3.9%	15.8%
CSD volume ('000 hl)	3,846.5	(94.4)	-	239.8	3,991.9	3.8%	6.4%
Net revenue	564.0	(102.1)	(28.8)	82.4	515.5	-8.6%	17.8%
Net revenue/hl	89.1	(9.6)	(4.5)	5.9	80.8	-9.3%	7.4%
COGS	(372.9)	68.6	18.6	(40.2)	(326.0)	-12.6%	13.2%
COGS/hl	(58.9)	6.6	2.9	(1.7)	(51.1)	-13.2%	3.2%
Gross profit	191.0	(33.5)	(10.2)	42.1	189.4	-0.8%	26.7%
Gross margin	33.9%		0.0%	0.0%	36.8%	290 bps	260 bps
SG&A excl. deprec.&amort.	(277.3)	66.6	14.2	(36.1)	(232.7)	-16.1%	17.1%
SG&A deprec.&amort.	(40.0)	6.9	2.2	(7.2)	(38.0)	-5.0%	21.7%
SG&A total	(317.3)	73.5	16.4	(43.3)	(270.7)	-14.7%	17.8%
Other operating income/expenses	3.1	(2.0)	0.3	(4.6)	(3.2)	nm	nm
Normalized EBIT	(123.2)	38.0	6.5	(5.8)	(84.4)	31.4%	-6.8%
Normalized EBIT margin	-21.8%		0.0%	0.0%	-16.4%	550 bps	170 bps
Normalized EBITDA	(55.7)	28.9	3.0	(0.7)	(24.5)	56.1%	-2.5%
Normalized EBITDA margin	-9.9%		0.0%	0.0%	-4.7%	510 bps	80 bps

HILA-ex volumes increased 3.5% in Q4 2011 as a result of industry growth and market share gains, mainly in Dominican Republic.

Net Revenue per hectoliter was up 14.5% due to price increases, while COGS/hl increased by 1.8% in the quarter mainly as a result of general inflation, partially offset by lower packaging costs.

SG&A, excluding depreciation and amortization, increased 35.5% in the quarter mainly due to general inflation, higher logistic costs and bonus accrual.

HILA-ex’s normalized EBITDA increased R$ 1.5 million organically in the quarter and reached R$ 12.0 million. The full year EBITDA decreased by R$ 0.7 million organically.

Scope changes in HILA-ex relate to the Venezuela transaction that took place in October 2010.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 12

Latin America South (LAS)

Our beer operation in LAS saw an improvement of its performance as a result of industry growth and market share gains in the region.  LAS CSD & NANC results improved in spite of increasing cost.  We reached an organic EBITDA growth of 28.6% and a consolidated EBITDA of R$ 786.2 million in the quarter, while our EBITDA margin reached 50.2%, 100bps better than same quarter last year.  Our full year EBITDA grew 24.2% reaching R$ 2,059.3 million.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	10,532.7	-	-	215.7	10,748.4	2.0%	2.0%
Net revenue	1,237.0	-	4.8	323.9	1,565.7	26.6%	26.2%
Net revenue/hl	117.4	-	0.4	27.8	145.7	24.0%	23.7%
COGS	(448.4)	-	(2.7)	(119.3)	(570.4)	27.2%	26.6%
COGS/hl	(42.6)	-	(0.2)	(10.2)	(53.1)	24.6%	24.1%
Gross profit	788.6	-	2.1	204.6	995.4	26.2%	25.9%
Gross margin	63.8%	-	0.0%	0.0%	63.6%	-20 bps	-10 bps
SG&A excl. deprec.&amort.	(230.9)	-	(0.3)	(47.6)	(278.8)	20.7%	20.6%
SG&A deprec.&amort.	(18.6)	-	(0.3)	(2.8)	(21.7)	16.9%	15.2%
SG&A total	(249.5)	-	(0.6)	(50.5)	(300.6)	20.5%	20.2%
Other operating income/expenses	(4.3)	-	(0.0)	15.3	11.0	nm	nm
Normalized EBIT	534.8	-	1.5	169.4	705.7	32.0%	31.7%
Normalized EBIT margin	43.2%	-	0.0%	0.0%	45.1%	180 bps	190 bps
Normalized EBITDA	607.7	-	4.5	174.0	786.2	29.4%	28.6%
Normalized EBITDA margin	49.1%	-	0.0%	0.0%	50.2%	110 bps	100 bps

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	33,854.3	-	-	710.4	34,564.7	2.1%	2.1%
Net revenue	3,857.3	-	(323.1)	954.7	4,488.9	16.4%	24.8%
Net revenue/hl	113.9	-	(9.3)	25.3	129.9	14.0%	22.2%
COGS	(1,500.3)	-	132.2	(372.7)	(1,740.8)	16.0%	24.8%
COGS/hl	(44.3)	-	3.8	(9.9)	(50.4)	13.6%	22.3%
Gross profit	2,357.0	-	(190.8)	582.0	2,748.1	16.6%	24.7%
Gross margin	61.1%	-	0.0%	0.0%	61.2%	10 bps	bps
SG&A excl. deprec.&amort.	(789.7)	-	68.3	(178.2)	(899.7)	13.9%	22.6%
SG&A deprec.&amort.	(71.6)	-	6.8	(13.8)	(78.6)	9.7%	19.3%
SG&A total	(861.3)	-	75.1	(192.0)	(978.3)	13.6%	22.3%
Other operating income/expenses	(13.9)	-	4.0	12.0	2.0	nm	nm
Normalized EBIT	1,481.7	-	(111.8)	402.0	1,771.9	19.6%	27.1%
Normalized EBIT margin	38.4%	-	0.0%	0.0%	39.5%	110 bps	70 bps
Normalized EBITDA	1,764.0	-	(131.1)	426.4	2,059.3	16.7%	24.2%
Normalized EBITDA margin	45.7%	-	0.0%	0.0%	45.9%	10 bps	-20 bps

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 13

LAS Beer

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	6,682.4	-	-	149.8	6,832.1	2.2%	2.2%
Net revenue	927.0	-	12.7	228.8	1,168.5	26.1%	24.7%
Net revenue/hl	138.7	-	1.9	30.5	171.0	23.3%	22.0%
COGS	(265.6)	-	(6.4)	(61.0)	(333.0)	25.4%	23.0%
COGS/hl	(39.7)	-	(0.9)	(8.1)	(48.7)	22.6%	20.3%
Gross profit	661.4	-	6.2	167.9	835.5	26.3%	25.4%
Gross margin	71.3%	-	0.0%	0.0%	71.5%	20 bps	40 bps
SG&A excl. deprec.&amort.	(170.4)	-	(0.9)	(31.8)	(203.1)	19.2%	18.7%
SG&A deprec.&amort.	(10.9)	-	(0.3)	(1.8)	(13.0)	19.2%	16.3%
SG&A total	(181.4)	-	(1.2)	(33.6)	(216.1)	19.2%	18.5%
Other operating income/expenses	(5.0)	-	(0.3)	17.8	12.5	nm	nm
Normalized EBIT	475.1	-	4.7	152.1	631.8	33.0%	32.0%
Normalized EBIT margin	51.2%	-	0.0%	0.0%	54.1%	280 bps	300 bps
Normalized EBITDA	533.0	-	7.8	154.7	695.4	30.5%	29.0%
Normalized EBITDA margin	57.5%	-	0.0%	0.0%	59.5%	200 bps	200 bps

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	20,966.9	-	-	638.3	21,605.2	3.0%	3.0%
Net revenue	2,848.6	-	(200.7)	653.8	3,301.7	15.9%	23.0%
Net revenue/hl	135.9	-	(9.3)	26.2	152.8	12.5%	19.3%
COGS	(880.4)	-	56.7	(187.9)	(1,011.7)	14.9%	21.3%
COGS/hl	(42.0)	-	2.6	(7.5)	(46.8)	11.5%	17.8%
Gross profit	1,968.2	-	(144.0)	465.8	2,290.0	16.4%	23.7%
Gross margin	69.1%	-	0.0%	0.0%	69.4%	30 bps	40 bps
SG&A excl. deprec.&amort.	(572.4)	-	43.7	(124.7)	(653.5)	14.2%	21.8%
SG&A deprec.&amort.	(41.0)	-	3.5	(10.0)	(47.6)	16.0%	24.4%
SG&A total	(613.5)	-	47.1	(134.7)	(701.1)	14.3%	22.0%
Other operating income/expenses	(13.9)	-	4.5	5.1	(4.2)	-69.5%	-36.8%
Normalized EBIT	1,340.8	-	(92.4)	336.2	1,584.7	18.2%	25.1%
Normalized EBIT margin	47.1%	-	0.0%	0.0%	48.0%	90 bps	80 bps
Normalized EBITDA	1,561.6	-	(105.2)	355.6	1,811.9	16.0%	22.8%
Normalized EBITDA margin	54.8%	-	0.0%	0.0%	54.9%	10 bps	-10 bps

Beer volumes grew organically 2.2% in the quarter, reflecting some recovery in most of our markets.  We were able to grow market share in the region through strong communication and support to our mainstream and premium brands.

Net Revenue/hl grew 22.0% in organic terms in the quarter driven by a successful implementation of our pricing strategy to keep up with inflation.

COGS/hl increased 20.3% in the period mainly as a result of higher raw materials and labor costs.

SG&A, excluding depreciation and amortization, increased 18.7% in the quarter driven by general inflation, higher labor-related expenses and higher marketing spend behind our brands.

LAS Beer EBITDA increased 29.0% in the quarter totaling R$ 695.4 million, while it grew 22.8% full year 2011 reaching R$ 1,811.9 million.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 14

LAS CSD & NANC

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	3,850.3	-	-	65.9	3,916.2	1.7%	1.7%
Net revenue	310.1	-	(7.9)	95.1	397.3	28.1%	30.7%
Net revenue/hl	80.5	-	(2.0)	22.9	101.4	26.0%	28.5%
COGS	(182.8)	-	3.7	(58.2)	(237.4)	29.8%	31.8%
COGS/hl	(47.5)	-	0.9	(14.1)	(60.6)	27.6%	29.6%
Gross profit	127.2	-	(4.3)	36.9	159.9	25.7%	29.0%
Gross margin	41.0%	-	0.0%	0.0%	40.3%	-80 bps	-50 bps
SG&A excl. deprec.&amort.	(60.5)	-	0.6	(15.8)	(75.7)	25.1%	26.1%
SG&A deprec.&amort.	(7.7)	-	0.0	(1.1)	(8.7)	13.6%	13.7%
SG&A total	(68.2)	-	0.6	(16.8)	(84.4)	23.8%	24.7%
Other operating income/expenses	0.7	-	0.3	(2.6)	(1.6)	nm	nm
Normalized EBIT	59.7	-	(3.3)	17.5	73.9	23.7%	29.3%
Normalized EBIT margin	19.3%	-	0.0%	0.0%	18.6%	-70 bps	-20 bps
Normalized EBITDA	74.8	-	(3.4)	19.5	90.8	21.5%	26.0%
Normalized EBITDA margin	24.1%	-	0.0%	0.0%	22.9%	-120 bps	-90 bps

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	12,887.5	-	-	72.0	12,959.5	0.6%	0.6%
Net revenue	1,008.6	-	(122.3)	300.9	1,187.2	17.7%	29.8%
Net revenue/hl	78.3	-	(9.4)	22.8	91.6	17.0%	29.1%
COGS	(619.8)	-	75.5	(184.8)	(729.1)	17.6%	29.8%
COGS/hl	(48.1)	-	5.8	(14.0)	(56.3)	17.0%	29.1%
Gross profit	388.8	-	(46.8)	116.1	458.1	17.8%	29.9%
Gross margin	38.5%	-	0.0%	0.0%	38.6%	10 bps	10 bps
SG&A excl. deprec.&amort.	(217.3)	-	24.6	(53.5)	(246.2)	13.3%	24.6%
SG&A deprec.&amort.	(30.6)	-	3.4	(3.8)	(31.0)	1.3%	12.3%
SG&A total	(247.9)	-	27.9	(57.2)	(277.2)	11.8%	23.1%
Other operating income/expenses	0.0	-	(0.6)	6.9	6.3	nm	nm
Normalized EBIT	140.9	-	(19.4)	65.7	187.2	32.8%	46.6%
Normalized EBIT margin	14.0%	-	0.0%	0.0%	15.8%	180 bps	180 bps
Normalized EBITDA	202.4	-	(25.9)	70.9	247.4	22.2%	35.0%
Normalized EBITDA margin	20.1%	-	0.0%	0.0%	20.8%	80 bps	80 bps

CSD & Nanc volumes in LAS increased 1.7% in the period driven mainly by industry growth and also by the launch in 3Q11 of Twister Brand in Argentina, a non carbonated flavored water.

Net Revenue/hl registered an organic growth of 28.5% in the quarter, as a result of price increases to keep up with inflation.

COGS/hl increased by 29.6% in the quarter mainly as a result of higher sugar prices, packaging costs (mainly PET resin) and labor costs as well as general inflation.

SG&A expenses, excluding depreciation and amortization, increased 26.1%, mostly as a result of labor and transportation costs, general inflation and a strong investment in our brands.

LAS CSD & Nanc Normalized EBITDA increased organically 26.0% in the quarter, with 90 bps margin contraction, totaling R$ 90.8 million, while it grew 35.0% in the full year 2011 reaching R$ 247.4 million, with an 80 bps margin expansion.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 15

Canada – Labatt

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	4Q10	Scope			4Q11	Reported	Organic
Volume ('000 hl)	2,586.2	(310.3)	-	(9.1)	2,266.9	-12.3%	-0.4%
Net revenue	817.6	(25.6)	74.2	12.9	879.1	7.5%	1.6%
Net revenue/hl	316.1	31.8	32.7	7.1	387.8	22.7%	2.0%
COGS	(248.0)	15.4	(22.7)	(3.3)	(258.7)	4.3%	1.4%
COGS/hl	(95.9)	(6.3)	(10.0)	(1.9)	(114.1)	19.0%	1.8%
Gross profit	569.6	(10.2)	51.4	9.6	620.4	8.9%	1.7%
Gross margin	69.7%	0.0%	0.0%	0.0%	70.6%	90 bps	10 bps
SG&A excl. deprec.&amort.	(232.4)	0.0	(24.5)	(19.0)	(275.9)	18.7%	8.2%
SG&A deprec.&amort.	(3.6)	0.0%	(2.0)	(6.5)	(12.1)	nm	nm
SG&A total	(236.0)	0.0	(26.4)	(25.6)	(287.9)	22.0%	10.8%
Other operating income/expenses	0.4	-	0.2	0.8	1.3	nm	nm
Normalized EBIT	334.0	(10.2)	25.2	(15.2)	333.8	-0.1%	-4.7%
Normalized EBIT margin	40.9%	0.0%	0.0%	0.0%	38.0%	-290 bps	-250 bps
Normalized EBITDA	375.4	(10.2)	28.9	(16.7)	377.4	0.5%	-4.6%
Normalized EBITDA margin	45.9%	0.0%	0.0%	0.0%	42.9%	-300 bps	-280 bps

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	11,231.6	(882.0)	-	(210.3)	10,139.3	-9.7%	-2.0%
Net revenue	3,665.6	(92.9)	(41.4)	(25.9)	3,505.4	-4.4%	-0.7%
Net revenue/hl	326.4	18.8	(4.1)	4.6	345.7	5.9%	1.3%
COGS	(1,154.9)	50.5	12.4	45.6	(1,046.4)	-9.4%	-4.1%
COGS/hl	(102.8)	(3.9)	1.2	2.3	(103.2)	0.4%	-2.1%
Gross profit	2,510.7	(42.4)	(29.0)	19.8	2,459.1	-2.1%	0.8%
Gross margin	68.5%	0.0%	0.0%	0.0%	70.2%	170 bps	110 bps
SG&A excl. deprec.&amort.	(1,141.9)	2.6	13.4	(9.9)	(1,135.8)	-0.5%	0.9%
SG&A deprec.&amort.	(49.0)	0.0%	0.5	7.8	(40.7)	-17.0%	-16.0%
SG&A total	(1,190.9)	2.6	13.9	(2.0)	(1,176.5)	-1.2%	0.2%
Other operating income/expenses	1.5	-	(0.1)	7.8	9.3	nm	nm
Normalized EBIT	1,321.3	(39.8)	(15.2)	25.6	1,291.8	-2.2%	2.0%
Normalized EBIT margin	36.0%	0.0%	0.0%	0.0%	36.9%	80 bps	100 bps
Normalized EBITDA	1,508.1	(39.8)	(17.2)	4.3	1,455.4	-3.5%	0.3%
Normalized EBITDA margin	41.1%	0.0%	0.0%	0.0%	41.5%	40 bps	40 bps

Fourth quarter volumes decreased by 0.4% versus last year as a result of a 25 khl decrease in export sales while our domestic volumes increased by 0.7%, mainly driven by growth in industry volumes while market share has been stable for the last seven quarters close to 41%.

Net Revenue/hl grew 2.0% given our pricing strategy while COGS/hl increased 1.8% in the quarter compared to the same period last year.

SG&A, excluding depreciation and amortization, increased by 8.2% in Q4 due to the increased sales and marketing investments versus last year.

Normalized EBITDA decreased by 4.6% in the quarter totaling R$ 377.4 million and resulting in an EBITDA margin contraction of 280 bps. Full year 2011 normalized EBITDA organic variation was positive in 0.3%, totaling R$ 1,455.4 million.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 16

Other operating income/(expenses)

Other operating income increased R$ 67.3 million in the quarter mainly as a result of higher government grants. The full year 2011 increase of R$ 159.6 million was due to government grants, reversal of provisions and to the net present value adjustment of greater long term fiscal incentives.

Other operating income/(expenses)	4Q10	4Q11	YTD10	YTD11

R$ million

Government grants	131.1	161.6	415.1	451.5
Tax recovery	11.5	26.3	52.3	46.1
(Additions to)/reversals of provisions	1.9	16.7	(8.4)	36.0
Net gain on disposal of property, plant and equipment and intangible assets	16.2	17.1	20.9	24.6

Net other operating income	92.5	98.8	145.1	226.2

	253.2	320.5	624.9	784.5

Special items

Special items totaled R$ 13.5 million net losses in 4Q11 due to expenses related to the sale of properties and to restructuring costs.  The 2010 full year results are mainly explained by expenses related to the closure of the Labatt Hamilton brewery, restructuring costs and an impairment resulting from the disposal of Venezuela whereas the 2011 income primarily related to proceeds from sale of property, partially offset by restructuring costs.

Special items	4Q10	4Q11	YTD10	YTD11

R$ million

Restructuring	(10.8)	(6.0)	(45.7)	(12.5)
Proceeds from sale of property	-	(7.5)	-	35.6
Impairment disposal Venezuela	(55.9)	-	(55.9)	-
Labatt Hamilton Brewery closure expenses	0.6	-	(46.2)	-
Others	(0.4)	-	(3.1)	0.0

	(66.5)	(13.5)	(150.8)	23.1

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 17

Net finance results

Ambev’s net finance result worsened by R$ 15.6 million in Q4 2011 mainly due to expenses related to the prepayment of bond 13. This impact is economically offset by the positive result of derivative instruments and higher interest income due to a higher average cash held in the period.

Net finance results	4Q10	4Q11	YTD 10	YTD 11
R$ million

Interest income	(10.0)	133.5	298.4	467.5
Interest expenses	(117.2)	(104.9)	(606.1)	(556.5)
Gains/(losses) on derivative instruments	(22.2)	58.1	18.9	(96.7)
Gains/(losses) on non-derivative instruments	132.7	(1.7)	133.8	3.0
Taxes on financial transactions	(19.3)	(13.1)	(47.5)	(45.1)
Antecipated bonds payment expenses	-	(82.6)	-	(82.6)
Other financial income/(expenses), net	(39.3)	(80.3)	(117.0)	(157.6)

Net finance results	(75.4)	(91.0)	(319.4)	(468.1)

The Company’s total debt decreased from R$ 6,770.4 million in December 2010 to R$ 4,102.3 million in December 2011.

	December 2010			December 2011
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,156.7	2,817.5	3,974.2	2,089.2	1,632.4	3,721.6
Foreign Currency	1,449.5	1,346.7	2,796.2	122.9	257.8	380.7
Consolidated Debt	2,606.2	4,164.2	6,770.4	2,212.1	1,890.2	4,102.3

Cash and Cash Equivalents			5,908.3			8,076.2
Current Investment Securities			1,069.3			193.4

Net Debt/ (Cash)			(207.1)			(4,167.3)

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 18

Provision for income tax & social contribution

Our weighted nominal tax rate was 32.6% in the period compared to 32.8% in Q4 2010, while the effective tax rate in Q4 2011 was 23.5% compared to Q4 2010 rate of 17.9%.  This increase was mainly due to a difficult comparison with 4Q10 because of one off tax provision reversals we had last year.

The full year 2011 effective tax rate was 22.4% compared to 21.5% in 2010, mainly driven by a higher profit before tax taxable at 32.6% partially compensated by higher IOC and tax benefits related to income and sales taxes.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	4Q10	4Q11	YTD 10	YTD 11
R$ million

Profit before tax	3,183.2	4,005.2	9,703.7	11,241.8

Adjustment on taxable basis
Non-taxable net financial and other income	(109.8)	(143.8)	(490.5)	(317.1)
Goverment grants (VAT)	(101.2)	(158.5)	(361.2)	(444.5)
Share of results of associates	(0.2)	(0.3)	(0.2)	(0.5)
Hedging results	(5.3)	-	-	-
Expenses not deductible for tax purposes	66.1	140.9	214.1	237.1
	3,033.0	3,843.5	9,065.9	10,716.8
Aggregated weighted nominal tax rate	32.8%	32.6%	32.8%	32.6%
Taxes – nominal rate	(995.1)	(1,253.6)	(2,974.5)	(3,491.5)

Adjustment on tax expense
Incentives related to income taxes	162.1	141.6	289.7	351.3
Tax benefit - interest on shareholders' equity	94.3	103.3	393.9	465.3
Tax benefit - amortization on tax books	30.2	30.2	125.9	120.8
Withholding tax and other income	(43.8)	(5.8)	(131.0)	(82.6)
Non-deductible losses - foreign operations	14.1	(6.1)	(11.1)	(29.9)
Income tax provision reversal	(0.1)	(9.0)	64.7	(56.2)
Other tax adjustments	167.7	58.4	157.9	200.8
Income tax and social contribution expense	(570.5)	(941.0)	(2,084.5)	(2,522.0)
Effective tax rate	17.9%	23.5%	21.5%	22.4%

Non-controlling interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$ 31.7 million in Q4 2011 compared to an expense of R$ 27.0 million in Q4 2010.

Profit

Ambev posted a profit of R$ 3,032.5 million in Q4 2011 compared to R$ 2,585.8 million during the same period last year, an increase of 17.3%.  Excluding special items, our net profit increased by 14.8% to R$ 3,046.0 million due to higher EBITDA, partially offset by higher effective tax rate.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 19

Reconciliation between normalized EBITDA and profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q10	4Q11	YTD 10	YTD 11
Profit - Ambev holders	2,585.8	3,032.5	7,561.4	8,641.0
Non-controlling interest	27.0	31.7	57.8	78.8
Income tax expense	570.5	941.0	2,084.5	2,522.0
Profit before taxes	3,183.2	4,005.2	9,703.7	11,241.8
Share of results of associates	(0.2)	(0.3)	(0.2)	(0.5)
Net finance results	75.4	91.0	319.4	468.1
Special items	66.5	13.5	150.8	(23.1)
Normalized EBIT	3,325.0	4,109.4	10,173.7	11,686.3
Depreciation & amortization - total	496.6	396.7	1,567.2	1,454.7
(-) Depreciation & amortization - special items	0.4	-	(33.9)	-
Normalized EBITDA	3,822.0	4,506.1	11,707.0	13,141.1

Shareholding structure

The table below shows Ambev’s shareholding structure as of December 31, 2011.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,296,288,468	74.0%	633,262,210	46.3%	1,929,550,678	61.9%
FAHZ	299,077,066	17.1%	0	0.0%	299,077,066	9.6%
Market	155,259,399	8.9%	733,302,059	53.7%	888,561,458	28.5%
Outstanding	1,750,624,933	100.0%	1,366,564,269	100.0%	3,117,189,202	100.0%
Treasury	510,398		98,085		608,483
TOTAL	1,751,135,331		1,366,662,354		3,117,797,685
Free float BM&FBovespa	150,867,162	8.6%	436,831,268	32.0%	587,698,430	18.9%
Free float NYSE	4,392,237	0.3%	296,470,791	21.7%	300,863,028	9.7%

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 20

Q4 and FY 2011 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	March 8th, 2012 (Thursday)

Time:	12:00 (Brasília time) 10:00 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=3556

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10010002# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%		4Q10	4Q11%
Volumes (000 hl)	24,562	24,777	0.9%	8,737	8,677	-0.7%	33,299	33,453	0.5%	10,533	10,748	2.0%	1,621	1,677	3.5%	2,586	2,267	-0.4%	48,039	48,145	0.9%

R$ million
Net sales	4,410.6	4,881.3	10.7%	864.4	892.2	3.2%	5,275.0	5,773.5	9.5%	1,237.0	1,565.7	26.2%	125.7	160.1	18.5%	817.6	879.1	1.6%	7,455.3	8,378.4	11.6%
% of total	59.2%	58.3%		11.6%	10.6%		70.8%	68.9%		16.6%	18.7%		1.7%	1.9%		11.0%	10.5%		100.0%	100.0%
COGS	(1,315.9)	(1,256.5)	-0.8%	(357.9)	(357.8)	3.7%	(1,673.7)	(1,614.3)	0.2%	(448.4)	(570.4)	26.6%	(82.3)	(94.0)	5.3%	(248.0)	(258.7)	1.4%	(2,452.4)	(2,537.4)	5.3%
% of total	53.7%	49.5%		14.6%	14.1%		68.2%	63.6%		18.3%	22.5%		3.4%	3.7%		10.1%	10.2%		100.0%	100.0%
Gross profit	3,094.7	3,624.8	15.6%	506.6	534.4	2.9%	3,601.3	4,159.2	13.8%	788.6	995.4	25.9%	43.4	66.1	43.5%	569.6	620.4	1.7%	5,002.9	5,841.1	14.6%
% of total	61.9%	62.1%		10.1%	9.1%		72.0%	71.2%		15.8%	17.0%		0.9%	1.1%		11.4%	10.6%		100.0%	100.0%
SG&A	(1,234.5)	(1,234.0)	2.5%	(165.7)	(158.2)	1.9%	(1,400.2)	(1,392.2)	2.4%	(249.5)	(300.6)	20.2%	(45.4)	(71.5)	38.9%	(236.0)	(287.9)	10.8%	(1,931.1)	(2,052.2)	6.7%
% of total	63.9%	60.1%		8.6%	7.7%		72.5%	67.8%		12.9%	14.6%		2.4%	3.5%		12.2%	14.0%		100.0%	100.0%
Other operating income/(expenses)	200.2	242.3	190.2%	56.1	67.2	43.4%	256.3	309.4	137.5%	(4.3)	11.0	nm	0.8	(1.1)	nm	0.4	1.3	nm	253.2	320.5	151.8%
% of total	79.1%	75.6%		22.1%	21.0%		101.2%	96.5%		-1.7%	3.4%		0.3%	-0.4%		0.2%	0.4%		100.0%	100.0%
Normalized EBIT	2,060.4	2,633.1	31.3%	397.0	443.3	8.1%	2,457.4	3,076.4	27.4%	534.8	705.7	31.7%	(1.2)	(6.5)	-59.8%	334.0	333.8	-4.7%	3,325.0	4,109.4	24.8%
% of total	62.0%	64.1%		11.9%	10.8%		73.9%	74.9%		16.1%	17.2%		0.0%	-0.2%		10.0%	8.1%		100.0%	100.0%
Normalized EBITDA	2,343.0	2,832.9	27.2%	483.8	497.6	4.9%	2,826.8	3,330.5	23.3%	607.7	786.2	28.6%	12.0	12.0	12.9%	375.4	377.4	-4.6%	3,822.0	4,506.1	21.4%
% of total	61.3%	62.9%		12.7%	11.0%		74.0%	73.9%		15.9%	17.4%		0.3%	0.3%		9.8%	8.4%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.8%	-25.7%		-41.4%	-40.1%		-31.7%	-28.0%		-36.2%	-36.4%		-65.5%	-58.7%		-30.3%	-29.4%		-32.9%	-30.3%
Gross profit	70.2%	74.3%		58.6%	59.9%		68.3%	72.0%		63.8%	63.6%		34.5%	41.3%		69.7%	70.6%		67.1%	69.7%
SG&A	-28.0%	-25.3%		-19.2%	-17.7%		-26.5%	-24.1%		-20.2%	-19.2%		-36.2%	-44.7%		-28.9%	-32.8%		-25.9%	-24.5%
Other operating income/(expenses)	4.5%	5.0%		6.5%	7.5%		4.9%	5.4%		-0.3%	0.7%		0.7%	-0.7%		0.0%	0.1%		3.4%	3.8%
Normalized EBIT	46.7%	53.9%		45.9%	49.7%		46.6%	53.3%		43.2%	45.1%		-1.0%	-4.1%		40.9%	38.0%		44.6%	49.0%
Normalized EBITDA	53.1%	58.0%		56.0%	55.8%		53.6%	57.7%		49.1%	50.2%		9.6%	7.5%		45.9%	42.9%		51.3%	53.8%

Per hectoliter - (R$/hl)
Net sales	179.6	197.0	9.7%	98.9	102.8	3.9%	158.4	172.6	8.9%	117.4	145.7	23.7%	77.5	95.5	15.9%	316.1	387.8	12.3%	155.2	174.0	10.6%
COGS	(53.6)	(50.7)	-1.6%	(41.0)	(41.2)	4.4%	(50.3)	(48.3)	-0.3%	(42.6)	(53.1)	24.1%	(50.8)	(56.0)	3.1%	(95.9)	(114.1)	8.5%	(51.1)	(52.7)	4.4%
Gross profit	126.0	146.3	14.5%	58.0	61.6	3.6%	108.2	124.3	13.2%	74.9	92.6	23.4%	26.8	39.4	40.3%	220.3	273.7	14.0%	104.1	121.3	13.7%
SG&A	(50.3)	(49.8)	1.6%	(19.0)	(18.2)	2.5%	(42.0)	(41.6)	2.0%	(23.7)	(28.0)	17.8%	(28.0)	(42.6)	37.5%	(91.2)	(127.0)	26.4%	(40.2)	(42.6)	5.8%
Other operating income/(expenses)	8.2	9.8	78.3%	6.4	7.7	37.1%	7.7	9.2	69.3%	(0.4)	1.0	nm	0.5	(0.7)	nm	0.1	0.6	nm	5.3	6.7	75.7%
Normalized EBIT	83.9	106.3	28.5%	45.4	51.1	8.8%	73.8	92.0	25.5%	50.8	65.7	29.0%	(0.8)	(3.9)	126.1%	129.2	147.2	5.4%	69.2	85.4	23.0%
Normalized EBITDA	95.4	114.3	24.8%	55.4	57.4	5.5%	84.9	99.6	21.7%	57.7	73.1	26.1%	7.4	7.2	5.2%	145.2	166.5	5.9%	79.6	93.6	19.7%

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 22

Ambev - Segment financial information
Organic Results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%
Volumes (000 hl)	84,476	84,598	0.1%	29,250	29,363	0.4%	113,726	113,960	0.2%	33,854	34,565	2.1%	6,331	6,379	9.7%	11,232	10,139	-2.0%	165,143	165,044	0.8%

R$ million
Net sales	14,279.3	15,667.5	9.7%	2,867.3	2,949.4	2.9%	17,146.5	18,616.9	8.6%	3,857.3	4,488.9	24.8%	564.0	515.5	17.8%	3,665.6	3,505.4	-0.7%	25,233.3	27,126.7	9.9%
% of total	56.6%	57.8%		11.4%	10.9%		68.0%	68.6%		15.3%	16.5%		2.2%	1.9%		14.5%	12.9%		100.0%	100.0%
COGS	(4,167.3)	(4,396.9)	5.3%	(1,253.7)	(1,283.2)	2.2%	(5,420.9)	(5,680.2)	4.6%	(1,500.3)	(1,740.8)	24.8%	(372.9)	(326.0)	13.2%	(1,154.9)	(1,046.4)	-4.1%	(8,449.0)	(8,793.3)	7.4%
% of total	49.3%	50.0%		14.8%	14.6%		64.2%	64.6%		17.8%	19.8%		4.4%	3.7%		13.7%	11.9%		100.0%	100.0%
Gross profit	10,112.0	11,270.6	11.5%	1,613.6	1,666.2	3.4%	11,725.6	12,936.8	10.4%	2,357.0	2,748.1	24.7%	191.0	189.4	26.7%	2,510.7	2,459.1	0.8%	16,784.3	18,333.4	11.2%
% of total	60.2%	61.5%		9.6%	9.1%		69.9%	70.6%		14.0%	15.0%		1.1%	1.0%		15.0%	13.4%		100.0%	100.0%
SG&A	(4,258.2)	(4,393.9)	3.5%	(607.7)	(612.1)	1.5%	(4,865.9)	(5,006.1)	3.3%	(861.3)	(978.3)	22.3%	(317.3)	(270.7)	17.8%	(1,190.9)	(1,176.5)	0.2%	(7,235.5)	(7,431.5)	5.5%
% of total	58.9%	59.1%		8.4%	8.2%		67.3%	67.4%		11.9%	13.2%		4.4%	3.6%		16.5%	15.8%		100.0%	100.0%
Other operating income/(expenses)	501.9	607.5	57.7%	132.3	168.8	37.2%	634.2	776.4	52.8%	(13.9)	2.0	nm	3.1	(3.2)	nm	1.5	9.3	nm	624.9	784.5	57.0%
% of total	80.3%	77.4%		21.2%	21.5%		101.5%	99.0%		-2.2%	0.3%		0.5%	-0.4%		0.2%	1.2%		100.0%	100.0%
Normalized EBIT	6,355.7	7,484.2	19.8%	1,138.2	1,222.9	8.0%	7,493.9	8,707.1	18.0%	1,481.7	1,771.9	27.1%	(123.2)	(84.4)	-6.8%	1,321.3	1,291.8	2.0%	10,173.7	11,686.3	17.4%
% of total	62.5%	64.0%		11.2%	10.5%		73.7%	74.5%		14.6%	15.2%		-1.2%	-0.7%		13.0%	11.1%		100.0%	100.0%
Normalized EBITDA	7,120.1	8,216.5	17.3%	1,370.6	1,434.4	5.4%	8,490.6	9,650.9	15.4%	1,764.0	2,059.3	24.2%	(55.7)	(24.5)	-2.5%	1,508.1	1,455.4	0.3%	11,707.0	13,141.1	14.8%
% of total	60.8%	62.5%		11.7%	10.9%		72.5%	73.4%		15.1%	15.7%		-0.5%	-0.2%		12.9%	11.1%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.2%	-28.1%		-43.7%	-43.5%		-31.6%	-30.5%		-38.9%	-38.8%		-66.1%	-63.2%		-31.5%	-29.8%		-33.5%	-32.4%
Gross profit	70.8%	71.9%		56.3%	56.5%		68.4%	69.5%		61.1%	61.2%		33.9%	36.8%		68.5%	70.2%		66.5%	67.6%
SG&A	-29.8%	-28.0%		-21.2%	-20.8%		-28.4%	-26.9%		-22.3%	-21.8%		-56.3%	-52.5%		-32.5%	-33.6%		-28.7%	-27.4%
Other operating income/(expenses)	3.5%	3.9%		4.6%	5.7%		3.7%	4.2%		-0.4%	0.0%		0.5%	-0.6%		0.0%	0.3%		2.5%	2.9%
Normalized EBIT	44.5%	47.8%		39.7%	41.5%		43.7%	46.8%		38.4%	39.5%		-21.8%	-16.4%		36.0%	36.9%		40.3%	43.1%
Normalized EBITDA	49.9%	52.4%		47.8%	48.6%		49.5%	51.8%		45.7%	45.9%		-9.9%	-4.7%		41.1%	41.5%		46.4%	48.4%

Per hectoliter - (R$/hl)
Net sales	169.0	185.2	9.6%	98.0	100.4	2.5%	150.8	163.4	8.4%	113.9	129.9	22.2%	89.1	80.8	-4.2%	326.4	345.7	7.2%	152.8	164.4	9.1%
COGS	(49.3)	(52.0)	5.2%	(42.9)	(43.7)	1.8%	(47.7)	(49.8)	4.4%	(44.3)	(50.4)	22.3%	(58.9)	(51.1)	-8.3%	(102.8)	(103.2)	1.5%	(51.2)	(53.3)	6.5%
Gross profit	119.7	133.2	11.4%	55.2	56.7	3.0%	103.1	113.5	10.2%	69.6	79.5	22.1%	30.2	29.7	3.7%	223.5	242.5	9.8%	101.6	111.1	10.3%
SG&A	(50.4)	(51.9)	3.4%	(20.8)	(20.8)	1.1%	(42.8)	(43.9)	3.1%	(25.4)	(28.3)	19.8%	(50.1)	(42.4)	-10.2%	(106.0)	(116.0)	10.7%	(43.8)	(45.0)	4.7%
Other operating income/(expenses)	5.9	7.2	44.1%	4.5	5.8	34.1%	5.6	6.8	42.0%	(0.4)	0.1	-86.5%	0.5	(0.5)	nm	0.1	0.9	nm	3.8	4.8	44.7%
Normalized EBIT	75.2	88.5	19.3%	38.9	41.6	7.6%	65.9	76.4	17.5%	43.8	51.3	24.5%	(19.5)	(13.2)	-26.7%	117.6	127.4	9.6%	61.6	70.8	16.4%
Normalized EBITDA	84.3	97.1	16.9%	46.9	48.9	4.9%	74.7	84.7	14.9%	52.1	59.6	21.6%	(8.8)	(3.8)	-51.1%	134.3	143.5	8.2%	70.9	79.6	13.9%

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 23

CONSOLIDATED BALANCE SHEET	December 2011	December 2010
R$ million
Assets
Current assets
Cash and cash equivalents	8,076.2	5,909.3
Investment securities (CURRENT)	193.4	1,069.3
Trade and other receivables (current)	3,879.7	3,794.1
Inventories	2,238.5	1,905.2
Income tax receivable	291.3	181.2
Assets held for sale	0.4	51.8
	14,679.5	12,910.9
Non-current assets
Investment securities	242.1	208.7
Trade and other receivables	1,232.0	1,200.3
Deferred tax assets	1,447.1	2,021.6
Income tax receivable (non-current)	16.3	-
Employee benefits	18.5	20.9
Investments in associates	21.7	18.5
Property, plant and equipment	9,265.2	7,032.3
Intangible assets	1,763.0	1,823.2
Goodwill	17,454.0	17,441.8
	31,459.9	29,767.3

Total assets	46,139.4	42,678.2

Equity and liabilities
Current liabilities
Trade and other payables	11,288.0	7,142.9
Interest-bearing loans and borrowings (current)	2,212.1	2,606.2
Bank overdrafts	12.3	1.0
Income tax and social contribution payable	793.9	701.6
Provisions	101.6	103.0
	14,407.9	10,554.7
Non-current liabilities
Trade and other payables (NON CURRENT)	1,196.6	1,343.4
Interest-bearing loans and borrowings	1,890.2	4,164.2
Deferred tax liabilities	734.5	548.7
Provisions (non-CURRENT)	478.4	536.1
Employee benefits (non CURRENT)	1,603.0	966.2
	5,902.7	7,558.6

Total liabilities	20,310.6	18,113.3

Equity
Issued capital	8,303.9	7,613.8
Reserves	17,307.4	16,748.1
Equity attributable to equity holders of AmBev	25,611.3	24,361.9
Non-controlling interests	217.5	203.0
Total Equity	25,828.8	24,564.9

Total equity and liabilities	46,139.4	42,678.2

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS	4Q11	4Q10	YTD 11	YTD 10
R$ million

Net sales	8,378.4	7,455.3	27,126.7	25,233.3
Cost of sales	(2,537.4)	(2,452.4)	(8,793.3)	(8,449.0)
Gross profit	5,841.1	5,002.9	18,333.4	16,784.3

Sales and marketing expenses	(1,682.3)	(1,670.5)	(6,251.0)	(6,038.5)
Administrative expenses	(369.9)	(260.6)	(1,180.6)	(1,197.0)
Other operating income/(expenses)	320.5	253.2	784.5	624.9

Normalized EBIT	4,109.4	3,325.0	11,686.3	10,173.7

Special items	(13.5)	(66.5)	23.1	(150.8)

Income from operations (EBIT)	4,095.9	3,258.5	11,709.4	10,022.9

Net finance results	(91.0)	(75.4)	(468.1)	(319.4)
Share of results of associates	0.3	0.2	0.5	0.2

Profit before income tax	4,005.2	3,183.2	11,241.8	9,703.7

Income tax expense	(941.0)	(570.5)	(2,522.0)	(2,084.5)

Profit	3,064.2	2,612.8	8,719.8	7,619.2
Attributable to:	-	-	-	-
Equity holders of Ambev	3,032.5	2,585.8	8,641.0	7,561.4
Non-controlling interest	31.7	27.0	78.8	57.8

Nº of basic shares outstanding	3,117.1	3,089.8	3,111.4	3,092.5
Nº of diluted shares outstanding	3,129.7	3,102.5	3,124.0	3,102.5

Basic earnings per share (preferred)	1.03	0.88	2.93	2.58
Basic earnings per share (common)	0.93	0.80	2.66	2.34
Diluted earnings per share (preferred)	1.03	0.88	2.91	2.57
Diluted earnings per share (common)	0.92	0.80	2.65	2.33

.

Fourth Quarter and Full Year 2011 Results March 8, 2012 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q11	4Q10	YTD 11	YTD 10

R$ million
Cash Flows from Operating Activities
Profit	3,064.2	2,612.8	8,719.8	7,619.2
Depreciation, amortization and impairment	396.8	496.6	1,454.7	1,567.2
Impairment losses on receivables and inventories	20.0	68.8	72.8	137.7
Additions/(reversals) in provisions and employee benefits	(18.2)	(35.3)	40.2	111.8
Net finance cost	91.0	75.4	468.1	319.4
Other non-cash items included in the profit	(70.2)	1.2	(148.8)	62.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	(17.3)	(6.5)	(23.8)	(9.9)
Loss/(gain) on assets held for sale	7.7	(9.8)	(36.4)	(11.0)
Equity-settled share-based payment expense	36.9	39.1	122.3	120.3
Income tax expense	941.0	570.5	2,522.0	2,084.4
Share of result of associates	(0.3)	(0.2)	(0.5)	(0.2)
Cash flow from operating activities before changes in working capital and use of provisions	4,451.5	3,812.7	13,190.4	12,001.3
Decrease/(increase) in trade and other receivables	(364.6)	(381.4)	(421.9)	(427.7)
Decrease/(increase) in inventories	(245.5)	(299.3)	(289.8)	(584.1)
Increase/(decrease) in trade and other payables	1,950.3	881.7	1,307.1	567.0
Cash generated from operations	5,791.9	4,013.7	13,785.8	11,556.4
Interest paid	(165.3)	(257.2)	(414.2)	(674.4)
Interest received	288.4	143.7	445.1	306.8
Income tax paid	65.8	(188.1)	(1,209.9)	(1,125.9)
Cash flow from operating activities	5,980.8	3,712.1	12,606.8	10,062.9
Proceeds from sale of property, plant, equipment and intangible assets	48.6	41.6	71.6	72.1
Repayments of loans granted	-	0.4	-	1.5
Disposal of subsidiaries, net of cash disposed	-	(18.7)	-	(18.7)
Acquisition of property, plant, equipment and intangible assets	(726.1)	(770.4)	(3,200.2)	(2,286.8)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	428.1	(1,024.0)	870.2	(962.2)
Net proceeds/(acquisition) of other assets	18.8	18.1	55.0	19.8
Cash flow used in investing activities	(230.5)	(1,752.8)	(2,203.4)	(3,174.3)
Capital increase	5.1	(0.0)	220.9	246.4
Capital increase/(decrease) of non-controlling interests	2.3	35.8	(10.2)	77.6
Share Premiun	-	-	-	8.3
Proceeds from borrowings	837.4	233.5	1,555.6	1,056.3
Proceeds/repurchase of treasury shares	(1.1)	2.3	(31.1)	16.7
Repayment of borrowings	(2,129.8)	(204.1)	(4,223.0)	(1,252.7)
Cash net finance costs other than interests	(161.8)	32.1	(681.7)	23.3
Payment of finance lease liabilities	(3.0)	(2.7)	(7.1)	(6.7)
Dividends (paid)/received	(2,344.7)	(3,990.5)	(5,475.4)	(5,030.8)
Cash flow used in financing activities	(3,795.5)	(3,893.6)	(8,652.0)	(4,861.6)
Net increase/(decrease) in cash and cash equivalents	1,954.7	(1,934.3)	1,751.4	2,027.0
Cash and cash equivalents less bank overdrafts at beginning of period	5,956.9	7,886.3	5,908.3	4,024.3
Effect of exchange rate fluctuations	152.3	(43.8)	404.2	(143.0)
Cash and cash equivalents less bank overdrafts at end of period	8,063.9	5,908.3	8,063.9	5,908.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer